Contact

www.linkedin.com/in/
marjoriespitalnik (LinkedIn)
www.wearelittlerebels.com
(Company)

Top Skills

Mentoría profesional

Mentoría entre iguales

Asociaciones estratégicas

Languages

Inglés

Portugués

Español (Native or Bilingual)

Italiano

Francés

Certifications

CTA

Fundamentals of Business
Expansion

Honors-Awards

Iconic Woman Creating a Better
World for All

Nominated Young Woman
Entrepreneur of the Year

Nominated Entrepreneur of the Year

Nominated for Plush of the Year -
TOTY Awards

Seedstars Competition Finalist

Publications

Entrevista Virna Castelli - TNU

Entrevista Arde la Ciudad

Mentora Live con Marjorie Spitalnik

Muñecas rebeldes: peluches
feministas que desafían a los
juguetes tradicionales

Exploring the change within

Marjorie Spitalnik

Founder & CEO Little Rebels, TAGIE Winner, Genius of Play
Ambassador, Activist, TEDx Speaker, YLAI Fellow, President
Uruguay-India Business Council, COO Men For Change
Nueva York, Nueva York, Estados Unidos

Summary

Passionate Latin American entrepreneur with over 15 years of
dynamic experience in Advertising and Communications. Fueled
by the boundless creativity of her daughter, she boldly pursued her
dreams, giving life to Tedybujo—an innovative venture that brings
children's drawings to life as adorable stuffed animals.

A distinguished alumna of the US State Department's Young
Leaders of the Americas Initiative and a Master in Entrepreneurship
for Kids and Youth, alumna of the prestigious ECLA Program at
Columbia Business School. With an insatiable appetite for personal
and professional growth, she tirelessly seeks new avenues for
self-improvement while actively championing the empowerment of
women and children globally.

Having graced the stage as a speaker at the Women Economic
Forum in The Hague and TEDx, she is now leading Little Rebels.
Drawing inspiration once again from her daughter, this visionary
entrepreneur is on a mission to educate young minds about
extraordinary women who have left an indelible mark on the world.
Committed to making a positive impact, she continues to be a
beacon of inspiration and empowerment.

―――――

Experience

Seedstars
Mentora
October 2024 - Present (7 months)

Profesional independiente
Consultor independiente
September 2024 - Present (8 months)

Consultancy in entrepreneurship and toys.

Little Rebels
Founder & CEO
August 2018 - Present (6 years 9 months)

Once upon a time a revolution began.

Girls around the world decided to raise their voices and change all the things that had been wrong for so many years. They realized that they were strong and powerful.

That they could write their own destiny. That anything was possible.

They achieved amazing things that changed the world forever. Their lives will always be an inspiration for every girl in the planet. Their names will never be forgotten.

We called them Little Rebels.

Us Embassy Montevideo
Board Member of Alumni
October 2018 - Present (6 years 7 months)

U.S. Department of State
Young Leaders of the Americas Initiative Alumni
October 2016 - Present (8 years 7 months)

Detroit, Michigan, Estados Unidos

TEDxDurazno
Speaker
November 2018 - November 2018 (1 month)

Tedybujo
Founder & CEO
August 2013 - August 2018 (5 years 1 month)

We transform kids drawings into plush toys! Come meet us and amaze yourself with our creativity!

Women Economic Forum (WEF)
Speaker
March 2018 - March 2018 (1 month)

The Hague, South Holland Province, Netherlands

Inception Media
Director Client Services
January 2014 - April 2016 (2 years 4 months)

Paristexas Casa
Client attendant
November 2009 - January 2014 (4 years 3 months)

In charge of making the clients feel confortable, make sure they obtaing what they need, of coordinating visits to other countries, visits to the interior and to different events. In filming responsible that they lack nothing.

Key
BTL
November 2006 - January 2007 (3 months)

Responsable of planning and executing the gaming activities related to the action.

Dance a la Carta
Associate Production Manager & Hostess
March 2005 - December 2006 (1 year 10 months)

Executive producer and hostess of the show.

_____

Education

Columbia Business School
Entrepreneurship and Competitiveness in Latin America, Entrepreneurship and Competitiveness in Latin America · (2017 - 2019)

Universidad de Salamanca
Master para el Desarrollo de Competencias Emprendedoras en Niños y Jóvenes, Desarrollo de Competencias Emprendedoras en Niños y Jóvenes. · (2017 - 2017)

The Travel Institute
CTA, CTA · (2010 - 2011)

Universidad ORT Uruguay
Advertising and PR, Social Media · (2000 - 2005)

ORT
Communication, Communication · (2001 - 2003)